Nasdaq Regulation

Nasdaq

Eun Ah Choi
Senior Vice President
U.S. Listing Qualifications & Market Surveillance

June 27, 2023

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on June 26, 2023, The Nasdaq Stock Market LLC (the "Exchange") received from Bukit Jalil Global Acquisition 1 Ltd. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following security(ies):

Units, consisting of one Ordinary Share, $0.0001 par value, one-half of one redeemable Warrant to acquire one Ordinary Share, and one Right to acquire one-tenth of one Ordinary Share

Ordinary Shares, par value $0.0001 per share

Redeemable Warrants, each whole warrant exercisable for one Ordinary Share at an exercise price of $11.50

Rights, each whole right to acquire one-tenth of one Ordinary Share

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,

Eun Ah Choi